Exhibit 107

Calculation of Filing Fee Tables

SC TO-T

(Form Type)

Performance Shipping Inc.

(Name of Subject Company (Issuer))

Sphinx Investment Corp.

(Offeror)

Maryport Navigation Corp.

(Parent of Offeror)

George Economou

(Affiliate of Offeror)

(Names of Filing Persons)

Table 1: Transaction Valuation

	Transaction Valuation	Fee Rate	Amount of Filing Fee
Fees to Be Paid	$61,582,467*	0.0001476	$9,089.57**
Fees Previously Paid	$0.00		$0.00
Total Transaction Valuation	$61,582,467
Total Fees Due for Filing			$9,089.57
Total Fees Previously Paid			$0.00
Total Fee Offsets			$0.00
Net Fee Due			$9,089.57

*	Estimated solely for purposes of calculating the amount of the filing fee. The transaction valuation was calculated by multiplying (i) the sum of (A) 10,700,824 common shares, par value $0.01 per share (the “Shares”) of Performance Shipping Inc. (the “Company”) issued and outstanding (i.e., the 11,734,683 Common Shares stated by the Company as outstanding as of September 29, 2023 less the 1,033,859 Shares owned by Sphinx Investment Corp. (the “Offeror”) and its affiliates), (B) the 7,904,221 Shares stated by the Company as being issuable pursuant to various warrants as of September 29, 2023, (C) 31,441 Shares stated by the Company as being reserved for issuance under the Company’s Amended and Restated 2015 Equity Incentive Plan as at June 30, 2023, and (D) 1,891,003 Shares estimated to be issuable upon conversion of the shares of the Company’s Series C Convertible Cumulative Redeemable Perpetual Preferred Stock (the “Series C Preferred Stock”) held by persons other than Mango Shipping Corp. (“Mango”) and Mitzela Corp. (“Mitzela”) (calculated as (1) the 1,473,638 shares of Series C Preferred Stock stated by the Company as outstanding as of September 29, 2023 less (2) the sum of (x) the 1,314,792 shares of Series C Preferred Stock stated by Mango as being held by Mango as of September 29, 2023 and (y) the 56,342 shares of Series C Preferred Stock stated by Mitzela as being held by Mitzela as of September 1, 2023, converted into Shares at a conversion rate of 18.4480982543, which conversion rate was calculated by dividing the 24,255,412 Shares stated by Mango as being beneficially owned by it through its ownership of Series C Preferred Stock as of September 29, 2023 by the 1,314,792 shares of Series C Preferred Stock stated by Mango as being held by Mango as of September 29, 2023 (and further assuming no further dividend arrears with respect to the Series C Preferred Stock since September 29, 2023))1); by (ii) $3.00, which is the offer price per Share. The calculation of the filing fee is based on publicly available filings by the Company, Mango and Mitzela with the Securities and Exchange Commission.

**	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, by multiplying the transaction value by 0.0001476.

1                    The Offeror has assumed, solely for purposes of calculating the amount of the filing fee, that the Series C Preferred Stock would be convertible into Shares, notwithstanding that the Offeror disputes the validity of the Series C Preferred Stock and its convertibility into Shares. The Offeror has further assumed the conversion into Shares of any Series C Preferred Stock that may be held by any of Giannakis (John) Evangelou, Antonios Karavias, Christos Glavanis, and Reidar Brekke (notwithstanding that the Offer requires the cancellation of any such Shares) because the Offeror is not able to determine to its satisfaction from the Company’s public filings the number of shares of Series C Preferred Stock that any of them may hold.